

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Ron Yekutiel
Chairman and Chief Executive Officer
Kaltura, Inc.
250 Park Avenue South
10th Floor
New York, New York 10003

      Re: Kaltura, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed May 4, 2021
           File No. 333-253699

Dear Mr. Yekutiel:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Dilution, page 81

1.   Tell us how you factored contract cost assets into your calculations of net tangible book value. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Benjamin J. Cohen, Esq.